DEMAND NOTE

$75,000.00 **June 14, 2019**
Amount

FOR VALUE RECEIVED, the Undersigned acknowledges that Wizard Entertainment, Inc. is indebted to the Lender in the amount stated herein and promises to pay on demand to the order of John D.Maatta an individual, (the "Lender"), the principal sum of Seventy Five Thousand Dollars ($75,000.00) at zero interest thereon.

Said principal sum is due on demand. All payments of the principal are payable to Lender at 662 North Sepulveda Boulevard, Los Angeles CA, 90049, or at such other place as the Lender, or holder, may hereafter and from time to time designate in writing.

This Note may be prepaid, in whole or in part, without penalty at any time. This Note shall be governed by the laws of the State of California, and each party hereto agrees to venue and jurisdiction in the federal and state courts located in the County of Los Angeles County.

Wizard Entertainment, Inc.

By: Leigh Ann Spence

Leigh Ann Spence Vice President of
Finance, Wizard Entertainment, Inc.